FORM 11-K

                   Securities and Exchange Commission
                         Washington, D.C. 20549




(X)  Annual Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (Fee Required)

     For the fiscal year ended December 31, 1995

OR


( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the transition period from         to _____________




Commission File Number        33-54180



A. Full title of the Plan and address of the Plan; if different from that of the issuer named below:

          Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                      Tops Appliance City, Inc.
                         45 Brunswick Avenue
                       Edison, New Jersey 08818

         Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

         Index to Financial Statements and Supplemental Schedules


Report of Independent Auditors                                 F-1

Statements of Net Assets Available for Plan Benefits -
 December 31, 1995 and December 31, 1994                       F-2

Statements of Changes in Net Assets Available for
 Plan Benefits - Years Ended December 31, 1995,
 1994 and 1993                                                 F-3

Notes to Financial Statements                                  F-4


Supplemental Schedules:

Assets Held for Investment                                     F-11

Transactions or Series of Transactions in Excess of 5%
 of the Current Value of Plan Assets                           F-12

Consent of Independent Auditors                                F-13

Signatures                                                     F-14

                  Report of Independent Auditors

To the Plan Administrator
Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.

The schedule of assets held for investment that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan's investment managers. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



MetroPark, New Jersey
July 2, 1996















          Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

            Statements of Net Assets Available for Plan Benefits



                                                        DECEMBER 31
                                                     1995       1994
                                                 ___________________________
ASSETS
Investments, at current value (Note 3):
 AIM Value Fund - Class A                         $ 3,625,772
 Automated Government Money Trust Fund              2,351,392
 Fidelity Advisors - Income & Growth Fund           2,739,012
 PIMCO Advisors Total Return Income Fund            2,852,206
 Safety Fund                                                   $ 7,608,527
 Fixed Income Fund                                               1,045,382
 Stock Equity Fund                                               1,374,697
 Tops Stock Fund                                       76,409      262,829
                                                  __________________________
Total investments                                  11,644,791    10,291,435


Loans receivable from plan participants (Note 1)      658,888       542,404

Contributions receivable:
 Employer                                              15,528        13,865
 Employees                                             35,401        39,644
                                                  __________________________
Total assets                                       12,354,608    10,887,348


LIABILITIES
Due to brokers (Note 2)                                              57,050
                                                  __________________________
Net assets available for plan benefits             $12,354,608   $10,830,298



See accompanying notes.


              Amended and Restated Section 401(k) Salary Savings Plan
                      and Trust of Tops Appliance City, Inc.

          Statements of Changes in Net Assets Available for Plan Benefits


                                                    YEAR ENDED DECEMBER 31
                                                1995         1994         1993
                                             _____________________________________
Net assets available for plan benefits,
 beginning of year                           $10,830,298   $9,927,211   $8,094,175

Investment income (loss) (Note 3)              1,345,414     (357,511)     371,216
Contributions (Note 1):
 Employer                                        854,659      930,776      859,681
 Employees                                     1,752,173    1,834,805    1,707,983
                                             _____________________________________
Total additions                                3,952,246    2,408,070    2,938,880


Less distributions (Note 1)                    2,427,936    1,504,983    1,105,844
                                             _____________________________________
Net increase                                   1,524,310      903,087    1,833,036
                                             _____________________________________
Net assets available for plan benefits,
 end of year                                 $12,354,608  $10,830,298   $9,927,211



See accompanying notes.


         Amended and Restated Section 401(k) Salary Savings Plan
                      and Trust of Tops Appliance City, Inc.

                         Notes to Financial Statements
                         December 31, 1995, 1994, 1993

1.  DESCRIPTION OF THE PLAN

The following brief description of the Amended and Restated Section 40l(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. (the Plan) is provided for general information purposes only. More complete information concerning the Plan and its provisions can be found in the Plan document.

GENERAL

The Plan is a defined contribution plan covering all eligible employees of Tops Appliance City, Inc. (the Company) who are not subject to a collective bargaining agreement. Employees are eligible to participate when they have completed 1,000 hours of service and have reached age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ADMINISTRATION OF PLAN ASSETS

The assets of the Plan are administered under a trust agreement between the Plan and a trustee designated by the Company.

Administrative expenses of the Plan may be paid from plan assets and charged to participants' accounts. However, during the years ended December 31, 1995, 1994 and 1993, all administrative expenses of the Plan were paid by the Company.

CONTRIBUTIONS

Employee contributions are made in the form of a salary reduction by withholding an elected percentage from the employee's salary each pay period. Participants may elect to contribute up to fifteen percent of their gross annual compensation subject to the dollar deferral and non-discrimination limitations as prescribed by the Internal Revenue Code. Such deferrals were limited to $9,240, $9,240 and $8,994 for the years ended December 31, 1995, 1994 and 1993, respectively.

The Company contributes an amount equal to 2-l/2% of the total compensation of the contributing participants and may contribute a discretionary amount as determined by the Company. Such employer contributions are subject to the provisions and limitations prescribed by the Plan. In 1995, all Company contributions were invested into three funds (33% in the PIMCO Advisors Total Return Income Fund, 34% in the Fidelity Advisors - Income & Growth Fund and 33% in the AIM Value Fund - Class A). Prior to 1995, all Company contributions were invested in the Safety Fund.

PARTICIPANTS' ACCOUNTS

Participants may elect to invest contributions in one or any combination of the following five funds: Automated Government Money Trust Fund, AIM Value Fund - Class A, Fidelity Advisors - Income & Growth Fund, PIMCO Advisors Total Return Income Fund and the Tops Stock Fund. Each participant's account is credited with the participant's and the Company's contributions (as defined) and an allocation of forfeitures of terminated participants' nonvested amounts based on the proportion of each participant's compensation and length of service to the aggregate compensation of all participants during the fiscal year.

Income, profits and administrative expenses (if any), attributable to the assets of the Plan are allocated among the participants' accounts in relation to total account balances.

VESTING

Participants are immediately vested in their salary reduction contributions plus actual earnings thereon. Vesting in the employer contributions plus earnings thereon is based on years of service as follows:

Years of Credited Service              Rate of Vesting
_________________________              _______________

Less than 3 years                             -
3 years                                      20%
4 years                                      40%
5 years                                      60%
6 years                                      80%
7 years or more                             100%

PAYMENT OF BENEFITS

The distribution of plan benefits, as defined, is permitted upon the earlier of retirement, death, disability, separation of service with the Company or attainment of age 65. Withdrawal will also be available in certain hardship situations, as defined in the Plan document. Distribution of account balances may be made in either a lump-sum amount, life annuity contracts or in installments over the life expectancy of the participant. Distributions must commence at age 70 1/2 even if the participant does not retire.

LOANS RECEIVABLE FROM PLAN PARTICIPANTS

Loans receivable from plan participants consist of promissory notes bearing interest at rates ranging from 7% to 13% maturing through May 18, 2005. A participant of the Plan who needs temporary financial assistance may request a loan from the Plan up to one-half of the present value of the non-forfeitable accrued benefit of the participant to a maximum of $50,000, with the vested portion of a participant's account serving as collateral for the loan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of plan termination, the time and manner of distribution of vested benefits shall be subject to the discretion of the Plan Administrator. If the Plan is terminated by the Company, all employer contributions plus earnings become vested.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on trade dates on a first-in, first-out basis. Amounts reported on Form 5500 may differ from the financial statements since the Plan's Form 5500 is prepared on a cash basis.

INVESTMENT VALUATION

Investments are valued at current value based upon current market quotations.

DUE TO BROKERS

Due to brokers represents a liability for investments purchased prior to year-end not yet paid for due to the time lag between the purchase and settlement date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3.  INVESTMENTS

The following presents information regarding changes in net assets by investment alternative for the years ended December 31, 1995, 1994 and 1993. The information provided by the investment manager's and record-keeper does not indicate the amounts of dividends, interest, or realized or unrealized gains or losses that make up investment income.

                                                  Fixed       Stock         Tops
                                     Safety       Income      Equity        Stock
                                      Fund         Fund        Fund         Fund
                                     _________________________________________________

Net assets available for plan
benefits, January 1, 1993           $5,408,439   $1,027,052   $1,351,043   $ 13,906
 Investment income (loss)              319,203      104,160       64,690   (116,837)
 Contributions:
  Employer                             859,681
  Employees                            593,886      385,886      497,595    230,616
                                     _________________________________________________
 Total additions                     1,772,770      490,046      562,285    113,779
 Less distributions                   (599,185)    (189,636)    (238,983)   (78,040)
 Transfers                            (255,316)      (6,468)    (255,381)   517,165
 Loan activity - net                   (58,674)     (56,210)     (50,078)    (3,010)
                                     _________________________________________________
 Net increase                          859,595      237,732       17,843    549,894
Net assets available for plan
benefits, December 31, 1993          6,268,034    1,264,784    1,368,886    563,800
 Investment income (loss)              238,392      (69,950)     (66,292)  (459,661)
 Contributions:
  Employer                             930,776
  Employees                            730,849      422,099      461,807    220,050
                                     _________________________________________________
 Total additions (deductions)        1,900,017      352,149      395,515   (239,611)
 Less distributions                 (1,014,819)    (213,885)    (206,524)   (69,755)
 Transfers                             331,656     (274,395)     (69,044)    11,783
 Loan activity - net                    99,667      (75,046)    (105,318)
 Net increase (decrease)             1,316,521     (211,177)      14,629   (297,583)
                                     _________________________________________________
Net assets available for plan
benefits, December 31, 1994        $ 7,584,555   $1,053,607   $1,383,515  $ 266,217
 Investment income (loss)                                                   (94,286)
 Contributions:
  Employer
  Employees                                                                  49,485
                                                                           _________
  Total additions (deductions)                                              (44,801)
Less distributions                    (403,433)     (79,633)    (117,349)   (15,881)
Transfers - net                     (7,181,122)    (973,974)  (1,266,166)  (133,726)
Loan activity - net                                                           5,345
                                    _________________________________________________
Net increase (decrease)             (7,584,555)  (1,053,607)  (1,383,515)  (189,063)
                                    _________________________________________________
Net assets available for plan
benefits, December 31, 1995        $         -   $        -   $        -   $ 77,154
                                   ==================================================


                                                       PIMCO
                             Automated    Fidelity    Advisors
                               Gov't.     Advisors -   Total      AIM
                               Money      Income &     Return     Value
                               Trust       Growth      Income     Fund -       Loans
                               Fund        Fund         Fund      Class A    Receivable     Total
                             ______________________________________________________________________


Net assets available for plan
benefits, January 1, 1993       $      -  $        -   $      -    $        -  $293,735   $8,094,175
 Investment income (loss)                                                                    371,216
 Contributions:
  Employer                                                                                   859,681
  Employees                                                                                1,707,983
                                                                                          __________

 Total additions                                                                           2,938,880
 Less distributions                                                                       (1,105,844)
 Transfers                                                                                        -
 Loan activity - net                                                           167,972            -
                                                                             ________________________
 Net increase                                                                   167,972    1,833,036
                                                                            _________________________
Net assets available for plan
benefits, December 31, 1993            -           -          -             -   461,707    9,927,211
 Investment income (loss)                                                                   (357,511)
 Contributions:
  Employer                                                                                   930,776
  Employees                                                                                1,834,805
                                                                                          ___________

 Total additions (deductions)                                                              2,408,070
 Less distributions                                                                       (1,504,983)
 Transfers                                                                                        -
 Loan activity - net                                                             80,697           -
                                                                              _______________________
 Net increase (decrease)                                                         80,697      903,087
                                                                              _______________________
Net assets available for plan
benefits, December 31, 1994     $      -  $        -   $       -   $        -  $542,404  $10,830,298
 Investment income (loss)        236,554     274,072     284,428   $  644,646              1,345,414
 Contributions:
  Employer                                   284,887     284,886      284,886                854,659
  Employees                      426,383     369,425     330,740      576,140              1,752,173
                                ____________________________________________________________________
  Total additions (deductions)   662,937     928,384     900,054    1,505,672              3,952,246
Less distributions              (273,803)   (496,931)   (455,118)    (506,660)  (79,128)  (2,427,936)
Transfers - net                1,984,340   2,348,808   2,507,135    2,714,705                     -
Loan activity - net              (12,170)    (29,019)    (88,539)     (71,229)  195,612           -
                               _____________________________________________________________________
Net increase (decrease)        2,361,304   2,751,242   2,863,532    3,642,488   116,484    1,524,310
                               _____________________________________________________________________
Net assets available for plan
benefits, December 31, 1995   $2,361,304  $2,751,242   $2,863,532  $3,642,488  $658,888  $12,354,608
                              ======================================================================


The current value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                             1995               1994
                                         _____________________________

AIM Value Fund - Class A                  $3,625,772

Automated Government Money Trust Fund      2,351,392

Fidelity Advisors - Income & Growth Fund   2,739,012

PIMCO Advisors Total Return Income Fund    2,852,206

Loans receivable from Plan participants      658,888        $  542,404


Safety Fund
Pillar Funds - U.S. Treasury (Money Market)                  7,204,359

Fixed Income Fund
Pillar Funds - U.S. Treasury (Money Market)                  1,039,702

Stock Equity Fund
Pillar Funds - U.S. Treasury (Money Market)                  1,363,289


4.  TAX STATUS

During 1994, the Plan was amended to conform to the Tax Reform Act of 1986 and subsequent tax acts. These amendments apply retroactively to the date when the change in the law under such acts was effective.

The Plan has received a favorable determination letter from the IRS dated
July 27, 1995 that the Plan as amended is qualified under Section 401(a) of the Internal Revenue Code (IRC) and its related trust is tax exempt under Section 501(a) of the IRC. The Plan is required to operate in accordance with the provisions of the IRC. The Plan Administrator is not aware of any series of events that would adversely affect the qualification of the Plan.


5.  PARTY-IN-INTEREST TRANSACTIONS

All expenses incurred in the operation and administration of the Plan are borne by the Plan sponsor, Tops Appliance City, Inc.

The Plan purchased 17,684, 22,325 and 31,850 shares of Tops Appliance City, Inc. common stock in the public market at an average price of $4.88, $9.08 and $22.35 per share during the years ended December 31, 1995, 1994 and 1993, respectively. The Plan sold 33,794 and 4,200 shares of Tops Appliance City, Inc. common stock at an average price of $4.43 and $8.03 per share during the years ended December 31, 1995 and 1994, respectively.

6.  SUBSEQUENT EVENTS

Distributions payable to participants that elected to withdraw from the Plan during the fourth quarter of 1995 of approximately $320,000 were paid during 1996.

                   SUPPLEMENTAL SCHEDULES

         Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

                    Assets Held for Investment

                        December 31, 1995

                                           Shares or
                                              Face                Current
                                             Amount       Cost     Value
                                          ___________________________________
MUTUAL FUNDS
AIM Value Fund - Class A                     135,675        *     $ 3,625,772
Automated Government Money Trust Fund      2,351,392        *       2,351,392
Fidelity Advisors - Income & Growth Fund     174,774        *       2,739,012
PIMCO Advisors Total Return Income           264,239        *       2,852,206

TOPS STOCK FUND
Tops Stock <FN1>                              30,415        *          76,038
Money Market                                     371        *             371
                                                                  ___________
                                                                       76,409

Loans receivable from plan participants                               658,888
                                                                  ___________
                                                                  $12,303,679
                                                                  ===========

* Historical cost of investments was not provided by the Plan's investment managers or record-keeper.

<FN1>Tops Appliance City, Inc. is the Plan sponsor.



       Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc.

          Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets

                                       Shares                                Net
                                         or        Purchase    Redemption    Gain
      Description of Assets            Units        Price        Price      (Loss)
__________________________________________________________________________________
Category (i)--Individual transactions
 in excess of 5% of Plan assets
AIM Value Fund - Class A             $   72,934   $1,698,643
AIM Value Fund - Class A                 35,460      877,993
Automated Government Money Trust Fund 9,962,217    9,962,217
Automated Government Money Trust Fund 1,698,643    1,698,643  $ 1,698,643
Automated Government Money Trust Fund 1,551,730    1,551,730    1,551,730
Automated Government Money Trust Fund 1,371,280    1,371,280    1,371,280
Automated Government Money Trust Fund 1,026,978    1,026,978    1,026,978
Automated Government Money Trust Fund   916,586      916,586      916,586
Automated Government Money Trust Fund   877,993      877,993      877,993
Fidelity Advisor - Income & Growth
 Fund                                    92,905    1,371,280
Fidelity Advisor - Income & Growth
 Fund                                    67,520    1,026,978
Fidelity Advisor - Income & Growth
 Fund                                   125,045    1,860,129    1,893,179  $33,050
Fidelity Advisor - Income & Growth
 Fund                                   114,016    1,733,036
Pillar Funds - U.S. Treasury
 Securities Portfolio                 1,038,702    1,038,702    1,038,702
Pillar Funds - U.S. Treasury
 Securities Portfolio                 1,363,289    1,363,289    1,363,289
Pillar Funds - U.S. Treasury
 Securities Portfolio                 7,553,292    7,553,292    7,553,292
PIMCO Advisors Total Return
 Income Fund                            150,070    1,551,730
PIMCO Advisors Total Return Income
 Fund                                    85,742      916,586


CATEGORY (III)--SERIES OF
TRANSACTIONS IN EXCESS
OF 5% OF PLAN ASSETS

AIM Value Fund - Class A                161,977     3,968,526
AIM Value Fund - Class A                 26,302       612,574     714,758  102,184
Automated Government Money Trust
 Fund                                11,151,736    11,151,736
Automated Government Money Trust
 Fund                                 8,802,677     8,802,677   8,802,677
Fidelity Advisor - Income & Growth
 Fund                                   331,382     4,994,699
Fidelity Advisor - Income & Growth
 Fund                                   156,608      2,340,201  2,380,327   40,126
Pillar Funds - U.S. Treasury
 Securities Portfolio                 1,038,702      1,038,702  1,038,702
Pillar Funds - U.S. Treasury
 Securities Portfolio                 1,363,289      1,363,289  1,363,289
Pillar Funds - U.S. Treasury
 Securities Portfolio                 7,553,292      7,553,292  7,553,292
PIMCO Advisors Total Return
 Income Fund                            325,655      3,416,150
PIMCO Advisors Total Return
 Income Fund                             61,415        635,031    654,699   19,668

There were no category (ii) or (iv) reportable transactions during 1995.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-54180) pertaining to the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. of our report dated July 2, 1996 with respect to the financial statements and schedules of the Amended and Restated Section 401(k) Salary Savings Plan and Trust of Tops Appliance City, Inc. included in this Annual Report (Form 11-K) for the year ended
December 31, 1995.

                                   Ernst & Young LLP

MetroPark, New Jersey
July 3, 1996

                         Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              Amended and Restated Section 401(k)
                                Salary Savings Plan and Trust of
                                   Tops Appliance City, Inc.
                              By: Tops Appliance City, Inc.,
                                  Administrator



Date: July 3, 1996              /s/ Rob Gross
                                ________________________
                                Rob Gross
                                Vice Chairman
                                Chief Executive Officer